                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)*

                               Lasertechnics, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   518082 10 2
                                 (CUSIP Number)

Richard C.E. Morgan                                Christopher Smeall, Esq.
Amphion Ventures L.P.                              Debevoise & Plimpton
590 Madison Avenue                                 875 Third Avenue
New York, NY  10022                                New York, NY  10022
(212) 849-8120                                     (212) 909-6457

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                December 29, 1997
                  (Date of Event which Requires Filing of this
                                   Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                        Page 2 of 12 Pages


(1)      Names of Reporting Persons
         S.S. or I.R.S. Identifica-     Amphion Ventures L.P.
         tion Nos. of Above Persons     (formerly Wolfensohn
                                        Associates II L.P.)
                                        13-3962697
--------------------------------------------------------------------------
(2)      Check the Appropriate Box             (a)
                                                  ---
         if a Member of a Group      N/A       (b)
                                                  ---
--------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------
(4)      Source of Funds                                BK,  AF, SC
--------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                          N/A
--------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                   Delaware
--------------------------------------------------------------------------
Number of Shares       (7) Sole Voting Power          6,925,782
Beneficially Owned     ---------------------------------------------------
by Each Reporting      (8) Shared Voting Power        N/A
Person With            ---------------------------------------------------
                       (9) Sole Dispositive Power     24,766,732
                       ---------------------------------------------------
                       (10) Shared Dispositive Power- N/A
--------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person               24,766,732
--------------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares          N/A
--------------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                          44.8%(See Item 5.)
----------------------------------------------------------------------
(14)     Type of Reporting Person                     PN

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                       Page 3 of 12 Pages


(1)      Names of Reporting Persons
         S.S. or I.R.S. Identifica-      Amphion Partners L.L.C.
         tion Nos. of Above Persons      (formerly, Wolfensohn
                                         Partners II, LLC)
                                         13-3962696
-----------------------------------------------------------------------
(2)      Check the Appropriate Box                      (a)
                                                            ---
         if a Member of a Group             N/A         (b)
                                                            ---
-----------------------------------------------------------------------
(3)      SEC Use Only
-----------------------------------------------------------------------
(4)      Source of Funds                         BK,  AF
-----------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                   N/A
-----------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                            Delaware
-----------------------------------------------------------------------
Number of Shares       (7) Sole Voting Power     567,500 (See Item 5.)
Beneficially Owned    -------------------------------------------------
by Each Reporting      (8) Shared Voting Power
Person With           -------------------------------------------------
                       (9) Sole Dispositive Power 567,500 (See Item 5.)

                      -------------------------------------------------
                       (10) Shared Dispositive Power
-----------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person         25,334,232 (See Item 5.)
-----------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares          N/A
-----------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                    45.9%(See Item 5.)
-----------------------------------------------------------------------
(14)     Type of Reporting Person                     OO

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                        Page 4 of 12 Pages


(1)      Names of Reporting Persons
         S.S. or I.R.S. Identifica-     Antiope Partners L.L.C.
         tion Nos. of Above Persons    (formerly Wolfensohn
                                        Partners, L.P.)
                                        13-3260056
-----------------------------------------------------------------------
(2)      Check the Appropriate Box                      (a)
                                                           ---
         if a Member of a Group             N/A         (b)
                                                           ---
-----------------------------------------------------------------------
(3)      SEC Use Only
-----------------------------------------------------------------------
(4)      Source of Funds                                 BK,  AF,  SC
-----------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                               N/A
-----------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                   Delaware
-----------------------------------------------------------------------
Number of Shares       (7) Sole Voting Power       749,845 (See Item 5.)
Beneficially Owned     ------------------------------------------------
by Each Reporting      (8) Shared Voting Power
Person With            ------------------------------------------------
                       (9) Sole Dispositive Power 2,559,845(See Item 5.)
                       ------------------------------------------------
                       (10) Shared Dispositive Power
-----------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                   2,559,845(See
                                                          Item 5.)
-----------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares                N/A
-----------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                           5.1% (See Item 5.)
-----------------------------------------------------------------------
(14)     Type of Reporting Person                           OO

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                        Page 5 of 12 Pages


                      CONTINUATION PAGES OF AMENDMENT NO. 8
                                 TO SCHEDULE 13D


                  This Amendment No. 8 to the Statement on Schedule 13D, dated October 4, 1985 (the "Schedule 13D"), previously filed by Wolfensohn Associates L.P. (now known as Antiope Ventures L.P.) ("Ventures I") and Wolfensohn Partners, L.P. (now known as Antiope Partners L.L.C.) ("Partners I") is filed by Partners I, Amphion
Ventures L.P. ("Ventures II") and Amphion Partners L.L.C.
("Partners II") and concerns the common stock, $.01 par value per share (the "Common Stock") of Lasertechnics, Inc. (the "Company"), a Delaware corporation, which has its principal executive offices at 3208 Commander Dr., Carrollton, Texas 75006. In Amendment No.
7, Ventures I was referred to as "Associates", Ventures II as "Associates II", and Partners I as "Partners." This Amendment No.
8 amends Items 3, 4, 5, 6, and 7.


Item 3.           Source and Amount of Funds or Other Consideration.

                  On December 29, 1997, Ventures II acquired 700 shares of Series G Convertible Preferred Stock ("Series G Preferred") at a purchase price of $10,000 per share, totaling $7,000,000. Ninety-three of these shares of Series G Preferred were purchased at a price of $931,000. The remaining shares were acquired in consideration for an exchange of debt owing from the Company to Ventures II (the "Bridge Loan"), plus interest on the Bridge Loan principal, plus accrued but unpaid dividends on the Series A, B, and C Convertible Preferred Stock (respectively, "Series A Preferred", "Series B Preferred", and "Series C Preferred") held by Ventures II, plus the issuance of a note payable (the "Note Payable") to the Company for the balance of the purchase price. The Series A, B, and C Preferreds are described in their respective Certificates of Designation which are attached to Amendment 7 as Exhibits 17, 18, and 19, respectively, and incorporated herein by reference. The Note Payable is attached to this Amendment 8 as Exhibit 25 and is incorporated herein by reference.

                  Thus, consideration for the December 29, 1997, acquisition by Ventures II of 700 shares of Series G Preferred Stock was from the following sources:

Cash from Ventures II                                 931,000.00
Bridge Loan Principal                               4,138,575.00
Interest on Converted Loans                            63,120.85
Dividends Payable on Series A Preferred               276,145.76
Dividends Payable on Series B Preferred               276,145.87
Dividends Payable on Series C Preferred               156,328.64
Note Payable                                        1,158,683.88
---------------------------------------             ------------

TOTAL                                               7,000,000.00

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                         Page 6 of 12 Pages


                  Partners I's acquisition on December 29, 1997, of 48 shares of Series G Preferred, which had a face value of $10,000 per share, was in exchange for 48 shares of Series F Convertible Preferred Stock ("Series F Preferred"), which had an aggregate face value of $480,000. Each share of Series F Preferred has a liquidation preference of $10,000 plus interest, as set out in the Series F Preferred Stock Certificate of Designation which is attached to Amendment 7 as
Exhibit 20 and incorporated herein by reference and is convertible into Common Stock based on the formula set forth in the Series F Preferred Stock Certificate of Designation.

                  Partners I also exchanged accrued Series F Preferred dividends, totaling $16,938, for 2 additional shares of Series G Preferred Stock.

                  As part of the transactions, Partners I also received one share of Common Stock for each $1.00 face amount of exchanged Series F Preferred Stock and accrued dividends, totaling 496,938 shares of Common Stock.

                  On January 5, 1998 Ventures II extended the maturity date on its senior promissory note (face amount $400,000) from December 31, 1997 to December 31, 1998. As compensation for such extension Ventures II received 15,059 shares of Common Stock of the Company and 80,000 warrants for the Common Stock of the Company.

                  On January 5, 1998 Partners I extended the maturity date on its senior promissory note (face amount $1.8 million) from December 31, 1997 to December 31, 1998. As compensation for such extension Partners I received 67,765 shares of Common Stock of the Company and 360,000 warrants for the Common Stock of the Company.

                  Consideration for the January 8, 1998, reduction of the Note Payable described in Item 5(c) was $500,000 in cash from Ventures II.

                  Consideration for the January 12, 1998, reduction of the Note Payable described in Item 5(c) was $350,000 in cash from Ventures II.

                  Consideration for the February 6, 1998, reduction in the Note Payable described in Item 5(c) was $83,000 in cash from Ventures II.

                  Consideration for the February 12, 1998, reduction in the Note Payable described in Item 5(c) was $131,000 in cash from Ventures II.


Item 4.           Purpose of Transactions.

                  The exchanges, purchases and loans made by Partners I, Partners II, and Ventures II reported herein were all in connection with their respective general investment activities.

                  In addition to the loans described herein, Partners I, Partners II, and Ventures II each has the right to acquire

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                         Page 7 of 12 Pages


additional shares of Common Stock (or other capital stock of the Company), and to dispose of some or all of their respective current holdings of Common Stock or other capital stock of the Company or to exercise any warrants or other rights any of them may in the future have in respect thereof, in one or more open-market or privately negotiated transactions or otherwise, on such terms and at such times as each considers desirable.


Item 5.           Interest in Securities of the Issuer.

                  (a) As of February 12, 1998, Ventures II owned the following interests in the Company:

                                                                  COMMON STOCK
                                                                 EQUIVALENT IF
       TYPE OF SECURITY                      AMOUNT                CONVERTED
--------------------------                -----------            ------------
Senior Promissory Notes                      $400,000                    N/A

Common Stock                                6,925,782                    N/A

Series A Convertible                        1,153,846              1,153,846
Preferred Stock

Series B Convertible                        1,056,338              1,056,338
Preferred Stock

Series C Convertible                          509,855                509,855
Preferred Stock

Series G Convertible                              700             14,000,000
Preferred Stock                                                      NOTE (1)

Warrants                                    1,044,056                964,056

Options                                        76,855                 76,855


NOTE (1):         This sum assumes a Series G Preferred per share price of
$10,000 divided by a Conversion Price of $0.50, as it has been initially set.

                  As of February 12, 1998, Ventures II owns 6,925,782 shares of Common Stock, which Ventures II estimates is approximately 14.6% of the total issued and outstanding shares of the Common Stock of the Company. Assuming the exercise by Ventures II of all of its rights to convert all of the Series A Preferred, the Series B Preferred, the Series C Preferred, the warrants and the options held by it into Common Stock, Ventures II would be deemed the beneficial holder of 24,766,732 shares of Common Stock, which Ventures II estimates would constitute approximately 44.8% of the issued and outstanding shares of the Company (assuming all outstanding warrants had been exercised and

                                  SCHEDULE 13D


CUSIP No. 518082 10 2                                         Page 8 of 12 Pages


all outstanding convertible securities had been converted into Common Stock) as of February 12, 1998.

                  As of February 12, 1998, Partners I owned the following interests of Company:




                                                  COMMON STOCK EQUIVALENT IF
TYPE OF SECURITY                  AMOUNT                 CONVERTED
------------------------        ----------             --------------
Senior Promissory Notes         $1,800,000                    N/A


Common Stock                       749,845                    N/A

Series G Convertible                    50              1,000,000
Preferred Stock                                          NOTE (1)

Warrants                           810,000                450,000


NOTE (1): This sum assumes a Series G Preferred per share price of $10,000 divided by a Conversion Price of $0.50, as it has been initially set.


                  As of February 12, 1998, Partners I owns 749,845 shares of Common Stock, which Partners I estimates is approximately 1.6% of the total outstanding shares of the Common Stock of Company. Assuming the exercise by Partners I of all of its rights to convert all of the Series G Preferred and the warrants into Common Stock, Partners I would be deemed the beneficial holder of 2,559,845 shares of Common Stock, which Partners I estimates would constitute approximately 4.6% of the issued and outstanding shares of the Company (assuming all outstanding warrants had been exercised and all outstanding convertible securities had been converted into Common Stock) as of February 12, 1998.

                  As of February 12, 1998, Partners II owned 567,500 shares of Common Stock, which is estimated by Partners II to represent approximately 1.2% of the issued and outstanding shares of the Common Stock of the Company. (In addition, see the holdings of Ventures II, above in which Partners II is a general partner and holds 0.2% of the total partnership interests).

                   There has been no material change in the ownership of interests in the Company by Richard C.E. Morgan or James D. Wolfensohn since the filing of Amendment No. 7. As of December 31, 1997, options owned by Richard C.E. Morgan vested with respect to 12,500 shares of Common Stock. The acquisition of 12,500 shares of Common Stock would represent less than one percent change in beneficial ownership.

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                       Page 9 of 12 Pages


                  (b) Reference is made to Rows (7) through (10) of each Reporting Person's cover page.

                  (c) This amendment and filing reports the following events:

                  On December 29, 1997, Ventures II acquired 700 shares of Series G Preferred at a purchase price of $10,000 per share, totaling $7,000,000. Consideration was in the form of an equity purchase, the Bridge Loan, plus interest on the Bridge Loan principal, plus accrued but unpaid dividends on the Series A, B, and C Preferreds held by Ventures II, plus the issuance of the Note Payable.

                  On December 29, 1997, Partners I exchanged 48 shares of Series F Preferred, which had an aggregate face value of $480,000, for an equivalent face amount of Series G Preferred Stock at a price of $10,000 per share, and thus received 48 shares of Series G Preferred Stock. Partners I also exchanged accrued dividends on the Series F Preferred, totaling $16,938, for 2 additional shares of Series G Preferred Stock.

                  Each share of Series G Preferred has a liquidation preference over all Common Stock of the Issuer equal to the stated value of all such shares of preferred stock outstanding at the time plus accrued dividends. Series G Preferred shares are convertible in whole at any time and in part from time to time into non-assessable shares of Common Stock equal to the quotient of (i) the aggregate original Series G issue price of the shares of Series G Preferred Stock ($10,000/share) being divided by (ii) the Conversion Price, which shall initially be set at fifty cents, subject to adjustment from time to time due to merger, consolidation, or another reason set forth in the Series G Certificate of Designation which is attached hereto as Exhibit 2 and incorporated herein by reference.

                  As part of the December 29, 1997, transaction, Partners I also received one share of Common Stock for each $1.00 face amount of exchanged Series F Preferred Stock and accrued dividends, totaling 496,938 shares of Common Stock.

                  On January 5, 1998 Ventures II extended the maturity date on its senior promissory note (face amount $400,000) from December 31, 1997 to December 31, 1998. As compensation for such extension Ventures II received 15,059 shares of Common Stock of the Company and 80,000 warrants for the Common Stock of the Company.

                  On January 5, 1998 Partners I extended the maturity date on its senior promissory note (face amount $1.8 million) from December 31, 1997 to December 31, 1998. As compensation for such extension Partners I received 67,765 shares of Common Stock of the Company and 360,000 warrants for the Common Stock of the Company.

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                        Page 10 of 12 Pages


                  On January 8, 1998, the Note Payable was reduced by $500,000 in exchange for that amount in cash from Ventures II to the Company.

                  On January 12, 1998, the Note Payable was reduced by $350,000 in exchange for that amount in cash from Ventures II to the Company.

                  On February 6, 1998, the Note Payable was reduced by $83,000 in exchange for that amount in cash from Ventures II to the Company.

                  On February 12, 1998, the Note Payable was reduced by $131,000 in exchange for that amount in cash from Ventures II to the Company.

                  Except as reported herein, none of Ventures II, Partners II or Partners I or, to the best knowledge of each of them or any of the managing members of Partners I or Partners II, any of their controlling persons, has effected any transactions in the Common Stock (or securities convertible into Common Stock) since Amendment 7 was filed.

                  (d) No amendment.

                  (e) Not applicable.


Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

                  On January 8, 1998, the Company submitted a preliminary proxy statement (the "Preliminary Proxy") to the Securities and Exchange Commission concerning a proposed meeting by the shareholders of the Company to vote on various amendments to the Company's Certificate of Incorporation, to authorize certain issuances of Common Stock to acquire certain technology and related rights, to change the Company's name, and to transact other business as may properly come before the meeting.

                  On January 22, 1998 the Company submitted to the Securities and Exchange Commission an amended preliminary proxy statement (the "Amended Preliminary Proxy") which listed the proposed amendments as a one-for-twenty reverse stock split of the outstanding Common Stock, non-voting Common Stock, Series A, B, and, C Preferreds, and would also provide certain corresponding changes for the Series A, B, and, C Preferreds, the reduction of the number of authorized shares, and changing the Company's name.

                  Neither the Preliminary Proxy nor the Amended Preliminary Proxy statements are final and both are open to further amendment and SEC review. Both documents are publicly filed.

                  Except as reported herein and in previous reports, none of Partners I, Ventures II, Partners II or, to the best knowledge of Partners I, Ventures II and Partners II, none of the managing members of Partners I or Partners II or any of their controlling persons has entered into any contracts, arrangements,

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                        Page 11 of 12 Pages



understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, which are in effect as of the date hereof.


Item 7.           Material to be Filed as Exhibits.

The following is attached hereto:

         Exhibit 23.                Joint Filing Agreement

         Exhibit 24.                Certificate of Designation for Series G
                                    Preferred Stock.

         Exhibit 25. Note Payable, dated as of January 29, 1998, from Ventures II to the Company.

                  Notes which the Company is obligated to issue but has not yet issued are not attached hereto.

                  The following are incorporated by reference to other filings:

         The Series A, B, and C Preferreds are described in their respective Certificates of Designation which are attached to Amendment 7 as Exhibits 17, 18, and 19, respectively.

         The Series F Preferred Stock Certificate of Designation which is attached to Amendment 7 as Exhibit 20.

                                  SCHEDULE 13D

CUSIP No. 518082 10 2                                        Page 12 of 12 Pages


SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1998



                         ANTIOPE PARTNERS L.L.C.
                         (formerly Wolfensohn Partners L.P.)


                         By:  //s
                             ---------------------------------------
                             Richard C.E. Morgan
                             a Managing Member

                         AMPHION VENTURES L.P.
                         (formerly, Wolfensohn Associates II  L.P.)

                         By: Amphion Partners L.L.C.
                             (formerly Wolfensohn Partners II, LLC)
                             its general partner


                             By:  //s
                             ---------------------------------------
                                      Richard C.E. Morgan
                                      a Managing Member


                         AMPHION PARTNERS L.L.C.
                         (formerly Wolfensohn Partners II, LLC)


                         By:  //s
                             ---------------------------------------
                             Richard C.E. Morgan
                             a Managing Member